The CGM Funds

1-800-345-4048

Welcome

P.O. Box 8511, Boston, MA 02266-8511

Welcome to CGM Funds. Please select a fund or form from the list below. For account information and transactions, please call **1-800-343-5678**.*

	Symbol	NAV May 13, 2011	Prospectuses		Statement of Additional Information	Reports		XBRL
			Summary	Prospectus		Annual	Semiannual	
CGM Mutual Fund	LOMMX	$28.00	5/1/2011	5/1/2011	5/1/2011	12/31/2010	6/30/2010	XBRL
CGM Focus Fund	CGMFX	$32.20	5/1/2011	5/1/2011	5/1/2011	12/31/2010	6/30/2010	XBRL
CGM Realty Fund	CGMRX	$29.06	5/1/2011	5/1/2011	5/1/2011	12/31/2010	6/30/2010	XBRL

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- **Application**
  - Regular Account Application
- **Retirement Accounts**
  - Traditional and Roth IRA Plan Document and Disclosure Statement
  - CGM IRA Account Application and Forms
- **Omnibus Accounts**
  - Rule 22c-2 Shareholder Information Agreement (**required**)
- **CGM Privacy Policy**
- **Additional Information**
  - Request information by US Mail or e-mail.

* Account transactions/changes will not be accepted via e-mail.